BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York  10286

March 31, 2021

BNY Mellon New York AMT-Free Municipal Bond Fund

240 Greenwich Street
New York, New York  10286

Re:       Expense Limitation

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon New York AMT-Free Municipal Bond Fund (the "fund"), as follows:

Until March 31, 2022, BNYM Investment Adviser will waive receipt of a portion of its management fees in the amount of 0.10% of the value of the fund's average daily net assets.  On or after March 31, 2022, BNYM Investment Adviser may terminate this waiver agreement at any time.  In addition, BNY Mellon Investment Adviser, Inc. has contractually agreed, until March 31, 2022, to assume the direct expenses of Class Y so that the direct expenses of Class Y do not exceed the direct expenses of Class I.  On or after March 31, 2022, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement for Class Y at any time.

This Agreement may only be amended by agreement of the fund upon the approval of the Board of Directors of the fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to March 31, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the fund.

                                                                        BNY MELLON INVESTMENT ADVISER, INC.

                                                                        By: /s/ James Bitetto
                                           James Bitetto

                                                                               Secretary

Accepted and Agreed To:

BNY MELLON NEW YORK AMT-FREE MUNICIPAL BOND FUND

By: /s/ James Windels

       James Windels

       Treasurer